On March 11, 2019 Cannell Capital LLC made a Schedule 13D filing (https://www.sec.gov/Archives/edgar/data/1058854/000105885419000033/0001058854-19-000033-index.htm) which contained its opinion that (i) the size of the board of DXLG was too large; and (ii) invited the BOD to decide which two directors should walk the plank ( “walk the plank”).

Since this filing, (i) results have been tepid; (ii) the stock is down 53%; and (iii) the board remains, in the opinion of Cannell Capital LLC, bloated (especially given the even smaller market capitalization of $58 million.)

Therefore, Cannell Capital LLC now opts to be more specific and proposes (in accordance with Section 4.3 of DXLG Fourth Amended and Restated By-Laws) the resignation of John E. Kyees, Ward K. Mooney and Seymour Holtzman. Accordingly, Cannell Capital LLC intends to withhold its votes for these members of the Board of directors at the Annual General Meeting of shareholders in August 2020 assuming they remain on the Board of Directors at that time.

Cannell Capital LLC does not believe that there is anything wrong with these three, but it also believes that in the case of a penny stock like DXLG (i) every penny counts and (ii) less is more.

In addition and somewhat contrary to above Cannell Capital LLC believes that DXLG would benefit from the addition of some fresh blood in the form of a new board member with more robust and proven digital marketing experience. Cannell Capital LLC does not currently have any specific candidate in mind, however.